15045517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2015
WASH. D.C. 201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Town Hall Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 West Barbee Chapel Road, Suite 200
(No. and Street)

Chapel Hill	North Carolina	27517
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gil — 919-442-6311
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

5430 Wade Park Boulevard, Suite 208	Raleigh	North Carolina	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Town Hall Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN H. BUTLER
COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 14, 2019
ORANGE COUNTY, N.C.

Signature

Chief Compliance Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Town Hall Capital, LLC

Statement of Financial Condition

As of December 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT.

The report accompanying the statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Town Hall Capital, LLC

Statement of Financial Condition

As of December 31, 2014

Town Hall Capital, LLC

Contents

BDO

Tel: 919-754-9370
Fax: 919-754-9369
www.bdo.com

5430 Wade Park Boulevard
Suite 208
Raleigh, NC 27607

Report of Independent Registered Public Accounting Firm

The Member
Town Hall Capital, LLC

We have audited the accompanying statement of financial condition of Town Hall Capital, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

BDO USA, LLP

February 13, 2015

Financial Statement

Town Hall Capital, LLC

Statement of Financial Condition

December 31,		2014
Assets		
Cash	$	528,465
Accounts receivable		46,140
Due from related party		82,472
Prepaid and other assets		2,000
Total Assets	$	659,077
Liabilities and Member's Equity		
Accrued commissions payable	$	105,697
Accounts payable and accrued expenses		39,837
Total Liabilities		145,534
Member's Equity		513,543
Total Liabilities and Member's Equity	$	659,077

The accompanying notes are an integral part of the financial statements.

1. Summary of Business Activities and Significant Accounting Policies

Town Hall Capital, LLC (the "Company") is a limited liability company incorporated in the State of Delaware. The Company is a registered broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was incorporated on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011.

Town Hall Holdings, LLC, an affiliate of Morgan Creek Capital Management, LLC ("Morgan Creek"), is the owner of the Company.

The Company is a placement agent raising capital primarily from institutional investors for interests in private equity funds and private equity fund of funds (collectively, "Private Equity Funds") and hedge funds and hedge fund of funds (collectively, "Hedge Funds") that are not publicly traded. In addition, the Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company.

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued a new accounting standard, Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The standard provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. Its core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018 for nonpublic entities. Earlier application is permitted for nonpublic entities; however, adoption can be no earlier than periods beginning after December 15, 2016. The Company is currently evaluating the standard and the impact of adopting this new standard.

Cash

Cash represents balances held in demand accounts at financial institutions, and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains

bank accounts at financial institutions; although these financial institutions may have credit risk, the Company has not experienced any losses to date.

Accounts Receivable

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Certain placement fees are paid over multiple years and are discounted to reflect net present value. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2014, the Company did not deem an allowance for uncollectible accounts to be necessary.

Fair Value Measurements

The Company applies fair value accounting for its financial assets and liabilities in accordance with U.S. GAAP. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements and assumptions that market participants would use in pricing the asset or liability.

Certain financial instruments, which are not carried at fair value, are carried at amounts that approximate fair value due to their nature and generally negligible credit risk.

Concentration of Credit Risk

The Company derives almost all its revenues from three clients and there is a concentration of receivables at December 31, 2014 associated with these customers.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the member is individually liable for reporting its share of the Company's net income.

In accordance with ASC 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years from 2011 to 2014 (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. During the year, the Company did not accrue any such interest or penalties.

2. Related Party Transactions

Morgan Creek made $7,307 of purchases on behalf of the Company during 2014. The Company has reimbursed Morgan Creek $6,713 for these purchases with an additional $594 currently included in "accounts payable and accrued expenses" on the statement of financial condition.

As of December 31, 2014, the Company's due from related party consisted of $82,472 due from Morgan Creek.

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had regulatory net capital of $489,824 and a required minimum regulatory net capital of $6,897.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, is exempt from SEC Rule 15c3-3, under the provision in section k(2)(i).

4. Commitments

The Company has a commitment to contribute up to $83,333 to the general partner of two venture capital funds that it markets. The capital commitment relates to the Company's ownership interest in potential carried interest from these funds. The Company is a minority owner in the general partner with no operational or management responsibilities. No capital has been called by the general partner to date.

5. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2014 through the date the financial statements were issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.